

January 3, 2025

George Mattson
Chief Executive Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

> **Re: Wheels Up Experience Inc.**
> **Registration Statement on Form S-3**
> **Filed December 27, 2024**
> **File No. 333-284063**

Dear George Mattson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeremiah Garvey, Esq.